EXHIBIT 99.1

North American Construction Group Ltd. Announces Appointment to Board of Directors

ACHESON, Alberta, March 01, 2024 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. ("NACG" or "the Company") (TSX & NYSE: NOA) announced today the appointment of Dr. Vanessa Guthrie AO to its Board of Directors, effective March 1, 2024.

Dr. Guthrie has broad strategic experience in the natural resources sector in Australia, spanning more than 30 years. She has held a diverse array of senior leadership positions across operations, indigenous affairs, corporate development, and sustainability. These include being the Managing Director of Toro Energy Limited, an Australia Stock Exchange (“ASX”) listed company involved in uranium mining, Vice President of Sustainable Development for Woodside Energy Group Ltd. and a mine manager for Alcoa Corporation.

Dr. Guthrie also has extensive past and current experience serving on the boards of several prominent ASX-listed companies, including Santos Ltd, Orica Ltd and Lynas Rare Earths Ltd.  She is a former chair of Minerals Council of Australia and a current board member of Infrastructure Australia. Her contribution to the mining and resources industry was recognized in 2017, via the award of an Honorary Doctor of Science degree from Curtin University, where she is now Chancellor Elect, for her contribution to sustainability, innovation, and policy leadership in the resources industry. In 2021 she was also made an Officer of the Order of Australia for distinguished service to the minerals and resources sector, and as a role model for women in business.  Dr. Guthrie has a PhD in Geology, as well as qualifications in law, environment, and business management.

"We are delighted to welcome such an accomplished executive and board leader to our Board of Directors" commented Martin Ferron, Board Chair. "Dr. Guthrie will undoubtedly make a significant strategic contribution as NACG looks for further long-term growth in the mining of natural resources and infrastructure development industries in Australia."

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 960-7171
Email: ir@nacg.ca